Exhibit 99-1

For Immediate Release
Tuesday, April 25, 2006

Petro-Canada Declares Quarterly Dividend

Calgary - Petro-Canada announces a quarterly dividend of $0.10 per share on the outstanding common shares of the Corporation, payable on July 1, 2006 to shareholders of record at the close of business on June 3, 2006.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and the downstream sectors of the industry in Canada and Internationally. Its common shares trade on the TSX under the symbol PCA, and on the New York Stock Exchange under the symbol PCZ.

For further information,	Investor and analyst enquiries:	Media and general enquiries:
please contact:	Gordon Ritchie	Michelle Harries
	Investor Relations	Corporate Communications
	(403) 296-7691	(403) 296-3648

Internet site: www.petro-canada.ca
E-mail: investor@petro-canada.ca

(publié également en francais)